INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in the Registration Statement No. 033-46097 on Form S-8 of Cummins, Inc. of our report dated June 10, 2005, with respect to the statements of net assets available for benefits of Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the year ended December 31, 2004, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 on Form 11-K of Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees.

/s/ BLUE & CO., LCC

BLUE & CO., LLC
Seymour, Indiana
June 27, 2005